Exhibit (a)(1)(A)
                                                           -----------------
                            RARE MEDIUM GROUP, INC.

                          OFFER TO PURCHASE FOR CASH

               UP TO 2,500,000 SHARES OF ITS VOTING COMMON STOCK
                    AT A PURCHASE PRICE OF $1.00 PER SHARE

               THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
                 WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                         ON WEDNESDAY, APRIL 16, 2003,
                         UNLESS THE OFFER IS EXTENDED.

   Rare Medium Group, Inc. ("Rare Medium" or the "Company") hereby offers to purchase up to 2,500,000 shares of its voting common stock, $0.01 par value per share (the "Common Stock"), at a price of $1.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer.

   Only shares properly tendered and not properly withdrawn will be purchased. If the offer is over subscribed, tendered shares will be purchased on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, except for "odd lots" which will be purchased on a priority basis. Shares not purchased in the offer will be returned as promptly as practicable following the Expiration Date (as defined in Section 1). See Section 3.

   The offer is not conditioned on any minimum number of shares being tendered. However, the offer is subject to other conditions. See Section 7.

   There is no established public trading market for the Common Stock. On December 23, 2002, the Common Stock was delisted from trading on the Nasdaq National Market System. Since that time, the shares of Common Stock have traded in interdealer and over-the-counter transactions and price quotations have been available in the "pink sheets" under the symbol "RRRR." Since January 30, 2003, price quotations also have been available on the Over-The-Counter Bulletin Board (the "OTCBB"). On March 12, 2003, the most recent practicable day during which the Common Stock was traded before the announcement and the commencement of the offer, the best bid price and last sale price of the shares as reported by the Pink Sheets LLC at www.pinksheets.com and the OTCBB at www.otcbb.com were $0.55 per share and $0.64 per share, respectively. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Sections 8 and 10.

   None of Rare Medium, its Board of Directors or the Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including the Company's reasons for making the offer. See
Section 2. The Apollo Stockholders (as defined in Section 2), and our directors and executive officers have advised us that they do not intend to tender any shares in the offer. See Section 11.

   If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Section 3 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to American Stock Transfer & Trust Company, the Depositary. If your shares are in a brokerage account or are otherwise registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker or other nominee if you desire to tender your shares.

   If you desire to tender your shares and certificates for your shares are not immediately available or cannot be delivered to the Depositary, or you cannot comply with the procedure for book-entry transfer, or your other required documents cannot be delivered to the Depositary by the Expiration Date, you must tender your shares pursuant to the guaranteed delivery procedure set forth in Section 3.

   You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase.

   We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation on our behalf in connection with the offer other than those contained in this Offer to Purchase, the related Letter of Transmittal or in the other documents that constitute a part of the offer. If given or made, you should not rely on that information or representation as having been authorized by us.


March 13, 2003

                               TABLE OF CONTENTS

Section                                                        Page


SUMMARY TERM SHEET................................................i

FORWARD-LOOKING STATEMENTS.......................................iv

INTRODUCTION......................................................1

THE OFFER.........................................................3

   1.  Number of Shares; Purchase Price Proration.................3

   2.  Purpose of the Offer; Certain Effects of the Offer.........4

   3.  Procedures for Tendering Shares............................6

   4.  Withdrawal Rights..........................................9

   5.  Purchase of Shares and Payment of Purchase Price...........9

   6.  Conditional Tender of Shares..............................10

   7.  Conditions of the Offer...................................11

   8.  Price Range of Shares.....................................12

   9.  Source and Amount of Funds................................13

   10. Certain Information Concerning Rare Medium................13

   11. Interests of Directors and Executive Officers;
       Transactions and Arrangements Concerning the Shares.......21

   12. Effects of the Offer on the Market for Shares;
       Registration Under the Exchange Act.......................23

   13. Certain Legal Matters; Regulatory Approvals...............23

   14. Certain U.S. Federal Income Tax Consequences..............24

   15. Extension of the Offer; Termination; Amendment............26

   16. Fees and Expenses.........................................26

   17. Miscellaneous.............................................27

                              SUMMARY TERM SHEET

   This summary highlights the most important information from this Offer to Purchase. To understand the offer fully and for a more complete description of the terms of the offer, you should read carefully this entire Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the offer. We have included page references to direct you to a more complete description of the topics in this summary.

What security is Rare Medium offering to purchase? (Page 3)

   o We are offering to purchase up to 2,500,000 shares of Common Stock that stockholders properly tender in the offer.

   o If the offer is over subscribed, we will purchase tendered shares on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, except for "odd lots" which we will purchase on a priority basis.

How much will Rare Medium pay me for my shares and in what form of payment? (Page 9)

   o We will pay you a price of $1.00 per share, net to you in cash, for each of your shares that is properly tendered and not properly withdrawn and is purchased in the offer. We will make this payment as soon as practicable after the expiration of the offer period and determination of the proration factor.

   o Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment.

When does the tender offer expire? Can Rare Medium extend the offer, and if so, how will I be notified? (Page 26)

   o The offer expires on Wednesday, April 16, 2003, at 5:00 p.m., New York City time, unless it is extended by us.

   o  We may extend the offer at any time.

   o We cannot assure you that we will extend the offer or, if we extend it, for how long.

   o If we extend the offer, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration of the offer.

What is the purpose of the offer? (Page 4)

   o The offer is primarily intended to provide our public stockholders with additional liquidity for their shares of Common Stock, particularly in light of decreased liquidity arising from the decision of the Nasdaq to delist the Common Stock, and to do so at a premium over the recent trading prices in our stock and without the usual transaction costs associated with open market sales.

   o At the same time, we believe that the purchase of shares of Common Stock pursuant to the offer represents an attractive investment for the Company, which should not interfere with our ability to maintain the financial flexibility we need to continue to execute our strategy.

   o Non-tendering stockholders will own a greater interest in the Company than they own before the consummation of the offer. However, book value per share is expected to decrease as a result of the offer.

   o Many of our public stockholders are "odd lot" holders, which means they own fewer than 100 shares of Common Stock. The purchase of shares from all "odd lot" holders in the offer will also allow us to reduce the costs associated with maintaining existing "odd lot" holders' accounts.

What do Rare Medium and its Board of Directors think of the offer? What should I consider in making my decision of whether to tender? (Pages 5 and 15)

   o While our Board of Directors has authorized the offer, none of the Company, its Board of Directors or the Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your shares.

   o The Apollo Stockholders and our directors and executive officers have advised us that they do not intend to tender any shares in the offer.

   o You must decide whether to tender your shares and, if so, how many shares to tender. In considering whether to tender or refrain from tendering your shares, you should carefully consider the opportunities and risks facing the Company, as well as other factors relevant to such a decision. Particularly, you should carefully consider our interest in the MSV Joint Venture, which represents a substantial portion of the value of our total assets. The FCC recently released an order that we believe is generally favorable to the business prospects of the MSV Joint Venture but nevertheless contains certain restrictions. If the MSV Joint Venture is able to successfully implement its business strategy, the value of the Company's stake in the MSV Joint Venture could increase substantially. While we believe that the MSV Joint Venture has considerable growth potential, we recognize that our interest in that business may never appreciate in value or may decline rapidly due to significant risks and uncertainties, including intense competition, the ability of the MSV Joint Venture to raise the capital necessary for the implementation of the next-generation satellite system and the widespread implementation of an ancillary terrestrial component or to identify and reach an agreement with one or more strategic partners, and the need to secure additional regulatory authorizations to implement the next-generation satellite system. We urge you to consult with your own investment and tax advisors.

How will the offer affect the number of shares of Common Stock outstanding and the number of record holders of the Company?
(Page 1)

   o As of February 28, 2003, we had 7,039,758 issued and outstanding shares of Common Stock and 8,990,212 issued and outstanding shares of non-voting common stock. The 2,500,000 shares that we are offering to purchase pursuant to the offer represent approximately 35.5% of the outstanding shares of Common Stock on February 28, 2003. If the offer is fully subscribed, then we will have 4,539,758 shares of Common Stock outstanding and will continue to have 8,990,212 shares of non-voting common stock outstanding. The actual number of shares outstanding will depend on the number of shares tendered and purchased in the offer.

   o To the extent any of our Common Stock holders tender their shares in full and that tender is accepted in full, the number of our record holders would be reduced.

How will the offer affect the ownership interest of stockholders who do not tender? (Page 5)

   o Stockholders who do not accept the offer will realize a proportionate increase in their relative ownership interest in the Company.

   o The Apollo Stockholders have advised us that they do not intend to tender any shares in the offer. After the consummation of the offer, if all 2,500,000 shares of Common Stock are tendered and accepted for purchase, the Apollo Stockholders' ownership of our Common Stock would increase from approximately 24.8% to 38.4%. Their ownership of our non-voting common stock and Common Stock combined would increase from approximately 67.0% to 79.3% and the percentage of the Company's total voting power controlled by the Apollo Stockholders would increase from approximately 29.9% to 40.7%. The actual number of shares outstanding, and the resulting ownership by the Apollo Stockholders, will depend on the number of shares tendered and purchased in the offer.

What are the most significant conditions to the offer? (Page 11)

   o Our obligation to purchase shares tendered depends upon a number of conditions, including:

       (a) No legal action shall have been threatened, pending or taken, that might adversely affect the offer.

       (b) No one shall have proposed, announced or made a tender or exchange offer (other than this offer), merger, business combination or other similar transaction involving us.

How do I tender my shares? (Page 6)

   o If you hold your shares in your own name as a holder of record and decide to tender your shares, you must:

       (a) Deliver your shares by mail or physical delivery and deliver a completed and signed Letter of Transmittal or an Agent's Message to the Depositary before 5:00 p.m., New York City time, on Wednesday, April 16, 2003, or such later time and date to which we may extend the offer; or

       (b) If certificates for your shares are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure before 5:00 p.m., New York City time, on Wednesday, April 16, 2003, or such later time and date to which we may extend the offer.

   o If you hold your shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee (i.e. in "street name"), you must contact your broker or other nominee if you wish to tender your shares.

   o Contact the Information Agent or your broker for assistance. The contact information for the Information Agent is below and on the back cover page of this Offer to Purchase.

Until what time can I withdraw previously tendered shares? (Page 9)

   o You may withdraw your tendered shares at any time before 5:00 p.m. on Wednesday, April 16, 2003, or such later time and date to which we may extend the offer. In addition, unless we have already accepted your tendered shares for payment, you may withdraw your tendered shares at any time after May 7, 2003.

In what order will tendered shares be purchased? Will tendered shares be prorated? (Page 3)

   o First, we will purchase shares from all holders of "odd lots" of less than 100 shares who properly tender all of their shares; and

   o Second, after purchasing all shares from the "odd lot holders," we will then purchase shares from all other stockholders who properly tender shares on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, subject to the conditional tender provisions described in Section 6. If the offer is over subscribed, we will purchase tendered shares on a pro rata basis (except for "odd lots" which we will purchase on a priority basis).

What is the recent market price of my shares? (Page 12)

   o On March 12, 2003, the most recent practicable day during which the Common Stock was traded before the announcement and the commencement of the offer, the best bid price and last sale price of the shares as reported by the Pink Sheets LLC at www.pinksheets.com and the OTCBB at www.otcbb.com were $0.55 per share and $0.64 per share, respectively.

   o Stockholders are urged to obtain current market quotations for their shares.

Who do I contact if I have questions about the tender offer?

   For additional information or assistance, you may contact the Information
Agent:

                              Morrow & Co., Inc.
                                445 Park Avenue
                                   5th Floor
                           New York, New York 10022
                         Call Collect: (212) 754-8000
             Banks and Brokerage Firms Please Call: (800) 654-2468
                   Stockholders Please Call: (800) 607-0088

                          FORWARD-LOOKING STATEMENTS

   This Offer to Purchase, including the Summary Term Sheet, the Introduction,
Section 2, Section 10, Section 12 and Section 17 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "anticipate," "expect," "estimate," "intent" and similar expressions identify forward-looking statements. Forward looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements. Factors that would cause actual results to differ materially from the Company's current expectations include, but are not limited to, those factors set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission on March 5, 2003 and the precise nature of further authorizations, if any, received from the Federal Communications Commission by the Mobile Satellite Venture, L.P. joint venture regarding ancillary terrestrial component or ATC. Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a tender offer.

To the Holders of Common Stock of
Rare Medium Group, Inc.:

                                 INTRODUCTION

   Rare Medium Group, Inc. ("Rare Medium" or the "Company") hereby offers to purchase up to 2,500,000 shares of its voting common stock, $0.01 par value per share (the "Common Stock"), at a price of $1.00 per share, net to the seller in cash, without interest. Rare Medium's offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer.

   Only shares properly tendered and not properly withdrawn will be purchased. If the offer is over subscribed, tendered shares will be purchased on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, except for "odd lots" which will be purchased on a priority basis. Shares not purchased in the offer will be returned as promptly as practicable following the Expiration Date (as defined in Section 1). See Section 3.

   The offer is not conditioned on any minimum number of shares being tendered. However, the offer is subject to other conditions. See Section 7.

   Our Board of Directors has authorized the offer. However, none of Rare Medium, its Board of Directors or the Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including the Company's reasons for making the offer. See Section
2. The Apollo Stockholders (as defined in Section 2), and our directors and executive officers have advised us that they do not intend to tender any shares in the offer. See Section 11.

   If at the expiration of the offer more than 2,500,000 shares (or a greater number of shares as Rare Medium may elect to purchase) are properly tendered and not properly withdrawn, we will buy shares first from all Odd Lot Holders (as defined in Section 1) who properly tender all their shares, and second, on a pro rata basis from all other stockholders who properly tender shares, subject to any conditional tenders and appropriate adjustments to avoid the purchase of fractional shares. See Sections 1 and 6.

   The purchase price will be paid net to the tendering stockholders in cash, without interest, for all shares purchased. Tendering stockholders who hold shares registered in their own name and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of shares by Rare Medium in the offer. Stockholders holding shares in a brokerage account or otherwise through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult their brokers or such other nominees to determine whether transaction costs may apply if stockholders tender shares through such nominees and not directly to the Depositary. See Sections 3 and 14 regarding certain tax consequences of the offer.

   We will pay all fees and expenses incurred in connection with the offer by American Stock Transfer & Trust Company, the Depositary for the offer, and Morrow & Co., Inc., the Information Agent for the offer. See Section 16.

   As of February 28, 2003, we had 7,039,758 issued and outstanding shares of Common Stock and 8,990,212 issued and outstanding shares of non-voting common stock. The 2,500,000 shares that we are offering to purchase pursuant to the offer represent approximately 35.5% of the outstanding shares of Common Stock on February 28, 2003. If the offer is fully subscribed, then we will have 4,539,758 shares of Common Stock outstanding and will continue to have 8,990,212 shares of non-voting common stock outstanding. The actual number of shares outstanding, and the resulting ownership by the Apollo Stockholders, will depend on the number of shares tendered and purchased in the offer. To the extent any of our Common Stock holders tender their shares in full and that tender is accepted in full, the number of our record holders would be reduced.

   There is no established public trading market for the Common Stock. On December 23, 2002, the Common Stock was delisted from trading on the Nasdaq National Market System (the "Nasdaq/NMS"). Since that time, the shares of Common Stock have traded in interdealer and over-the-counter transactions and price quotations have been available in the "pink sheets" under the symbol "RRRR." Since January 30, 2003, price quotations also have been available on the Over-The-Counter Bulletin Board (the "OTCBB"). On March 12, 2003, the most recent practicable day during which the Common Stock was traded before the announcement and the commencement of the offer, the best bid price and last sale price of the shares as reported by the Pink Sheets LLC at www.pinksheets.com and the OTCBB at www.otcbb.com were $0.55 per share and $0.64 per share, respectively. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Sections 8 and 10.

                                   THE OFFER

1. Number of Shares; Purchase Price Proration.

   Upon the terms and subject to the conditions of the offer, we will purchase up to 2,500,000 shares of Common Stock properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Date, as defined below, at a price of $1.00 per share, net to the seller in cash, without interest.

   The term "Expiration Date" means 5:00 p.m., New York City time, on Wednesday, April 16, 2003. Rare Medium may, in its sole discretion, extend the period of time during which the offer will remain open. In the event of an extension, the term "Expiration Date" will refer to the latest time and date at which the offer, as extended by Rare Medium, will expire. See Section 15 for a description of the Company's right to extend, delay, terminate or amend the offer.

   In accordance with Instruction 4 of the Letter of Transmittal, stockholders desiring to tender shares must specify the number of shares they are willing to sell to Rare Medium.

   Only shares properly tendered and not properly withdrawn will be purchased. If the offer is over subscribed, tendered shares will be purchased on a pro rata basis (other than "odd lots" which will be purchased on a priority basis). All shares tendered and not purchased pursuant to the offer, including shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at Rare Medium's expense as promptly as practicable following the Expiration Date. The proration period also expires on the Expiration Date.

   We reserve the right to purchase more than 2,500,000 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission ("SEC"), Rare Medium may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares of Common Stock without amending or extending the offer. If Rare Medium (1) increases or decreases the price that may be paid for shares above or below $1.00 per share, (2) increases the number of shares that it may purchase in the offer by more than 2% of the outstanding shares of Common Stock or (3) decreases the number of shares that it may purchase in the offer, then the offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 15.

   Priority of Purchases. If more than 2,500,000 shares (or a greater number of shares as Rare Medium may elect to purchase) have been properly tendered and not properly withdrawn before the Expiration Date, Rare Medium will purchase properly tendered shares on the basis set forth below:

   o First, Rare Medium will purchase all shares tendered by any Odd Lot Holder (as defined below) who:

      (1) tenders all shares owned beneficially or of record by the Odd Lot Holder (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

      (2) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

   o Second, after the purchase of all of the shares properly tendered by Odd Lot Holders, subject to the conditional tender provisions described in
      Section 6, Rare Medium will purchase all other shares tendered on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, as described below.

   Odd Lots. The term "odd lots" means all shares tendered by any person (an "Odd Lot Holder") who owned beneficially or of record an aggregate of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an Odd Lot Holder must tender all shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares.

   Any Odd Lot Holder wishing to tender all of the stockholder's shares pursuant to the offer should complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

   We also reserve the right, but will not be obligated, to purchase all shares properly tendered by any stockholder who tenders any shares owned beneficially or of record and who, as a result of proration, would then own beneficially or of record an aggregate of fewer than 100 shares. If we exercise this right, it will increase the number of shares that we are offering to purchase in the offer by the number of shares purchased through the exercise of this right. However, such increase will not exceed 2% of the outstanding shares of Common Stock.

   Administrative Cost Savings. Rare Medium expects to realize some small cost savings as a result of the offer. The cost of administering each stockholder's registered or "street name" account is the same regardless of the number of shares held in that account. Therefore, Rare Medium's costs to maintain such small accounts, including the accounts of the Odd Lot Holders, are disproportionately high when compared to the total number of shares involved.

   The offer will provide our stockholders with a cost-effective way to cash out their investments, because Rare Medium will pay transaction costs such as certain brokerage or service fees in connection with the offer. Otherwise, our stockholders, particularly the Odd Lot Holders, would likely incur brokerage fees which are disproportionately high relative to the market value of their shares if they wanted to sell their shares of Common Stock.

   Proration. If proration of tendered shares is required, we will determine the proration factor as promptly as practicable following the Expiration Date. Proration for each stockholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares tendered by the stockholder to the total number of shares tendered by all stockholders, other than Odd Lot Holders, subject to conditional tenders. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until approximately seven business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

   As described in Section 14, the number of shares that we will purchase from a stockholder pursuant to the offer may affect the U.S. federal income tax consequences to the stockholder of the purchase and, therefore, may be relevant to a stockholder's decision whether or not to tender shares. The Letter of Transmittal affords each stockholder who tenders shares registered in such stockholder's name directly to the Depositary the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration as well as the ability to condition such tender on a minimum number of shares being purchased. See Section 6.

   This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the shares and will be furnished to brokers, dealers and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on Rare Medium's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2. Purpose of the Offer; Certain Effects of the Offer.

   The primary purpose of the offer is to provide our public stockholders with additional liquidity for their shares of Common Stock, particularly in light of decreased liquidity arising from the decision of the Nasdaq to delist the Common Stock, and to do so at a premium over the recent stock price and without the usual transaction costs associated with open market sales.

   At the same time, we believe that the purchase of shares pursuant to the offer represents an attractive investment for the Company, which should not interfere with our ability to maintain the financial flexibility we need to continue to execute our strategy. Accordingly, we believe that the offer is consistent with our corporate goal of increasing long-term stockholder value. While the Company believes that the Common Stock has potential for significant appreciation over the long term, the Company also recognizes that actual experience may differ significantly from the Company's expectations. In that regard, future events, such as a deterioration in existing economic conditions, adverse effects on operations or governmental and regulatory developments, including the failure to receive additional regulatory authorizations by the MSV Joint Venture (as defined and discussed in Section 10 below) to implement its next-generation satellite system or difficulties created by the nature of any such authorizations, could adversely affect our ability to fully implement our strategy. As a result, the Company recognizes that some stockholders may desire liquidity.

   The purchase of shares in the offer will also allow us to reduce our administrative costs associated with maintaining existing small accounts, including the Odd Lot Holders' accounts. However, even these small savings may not be realized and as additional investors may acquire small amounts of our shares in the future, there can be no assurance that we will maintain these anticipated cost savings.

   Our Board of Directors has authorized the offer. However, none of Rare Medium, its Board of Directors or the Information Agent makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Rare Medium has not authorized any person to make any recommendation on its behalf as to whether you should tender or refrain from tendering your shares in the offer. Stockholders are urged to evaluate carefully all information in the offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender. Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF/RRRR LLC and AP/RM Acquisition, LLC (collectively, the "Apollo Stockholders"), and our directors and executive officers have advised us that they do not intend to tender any shares in the offer.

   In considering whether to tender or refrain from tendering their shares, stockholders should carefully consider the opportunities and risks facing the Company, including with respect to our interest in the MSV Joint Venture which represents a substantial portion of the value of our total assets. The Federal Communications Commission ("FCC") recently released an order that we believe is generally favorable to the business prospects of the MSV Joint Venture but nevertheless contains certain restrictions. If the MSV Joint Venture is able to successfully implement its business strategy, the value of the Company's stake in the MSV Joint Venture could increase substantially. While we believe that the MSV Joint Venture has considerable growth potential, we recognize that our interest in that business may never appreciate in value or may decline rapidly due to significant risks and uncertainties, including intense competition and the failure to receive additional regulatory authorizations or the precise nature of such regulatory authorizations. See Section 10.

   The offer allows stockholders an opportunity:

   o to sell shares of Common Stock at a premium over the recent trading prices in our stock; and

   o to do so without the usual transaction costs associated with open market sales including, with respect to Odd Lot Holders, any applicable odd lot discounts payable on a sale of such shares.

   Stockholders who determine not to accept the offer will realize a proportionate increase in their relative ownership interest in the Company and thus in any future earnings and assets. After the consummation of the offer, if all 2,500,000 shares of Common Stock are tendered and accepted for purchase, the Apollo Stockholders' ownership of our Common Stock would increase from approximately 24.8% to 38.4%. Their ownership of our non-voting common stock and Common Stock combined would increase from approximately 67.0% to 79.3% and the percentage of the Company's total voting power controlled by the Apollo Stockholders would increase from approximately 29.9% to 40.7%. The actual number of shares outstanding, and the resulting ownership by the Apollo Stockholders, will depend on the number of shares tendered and purchased in the offer. However, book value per share is expected to decrease as a result of the offer.

   Stockholders may be able to sell shares which are not tendered, or tendered and not purchased, in the future, at a net price higher than the purchase price in the offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price paid by the Company in the offer.

   In addition, although it has no current plans to do so, the Company could, at some future time, purchase additional shares in the open market, in private transactions, through tender offers or otherwise, subject to applicable regulations. Such purchases may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the offer. Any future purchases by Rare Medium will depend on many factors, including:

   o   the market price of the shares;

   o   the results of the offer;

   o   the Company's business and financial position; and

   o   general economic and market conditions.

    In addition, Rare Medium does not presently intend to repurchase shares if such repurchases could have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

   Shares that Rare Medium acquires in the offer will immediately be canceled and restored to the status of authorized but unissued shares and will be available for the Company to issue without further stockholder action (except as required by applicable law).

   Except as disclosed in this Offer to Purchase, Rare Medium currently has no plans, proposals or negotiations underway that relate to or would result in:

   o any extraordinary transaction, such as a merger, reorganization or liquidation, involving Rare Medium or any of its subsidiaries;

   o any purchase, sale or transfer of a material amount of assets of Rare Medium or any of its subsidiaries;

   o any material change in the present dividend rate or policy, or indebtedness or capitalization of Rare Medium;

   o any change in the present Board of Directors or management of Rare Medium, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer. Notwithstanding the foregoing, the Nasdaq's determination to delist the Common Stock has triggered an event of non-compliance under our preferred stock entitling the Apollo Stockholders the right to elect a majority of our Board of Directors;

   o any other material change in Rare Medium's corporate structure or business;

   o any class of equity securities of Rare Medium becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

   o   the suspension of Rare Medium' s obligation to file reports under
       Section 15(d) of the Exchange Act;

   o the acquisition by any person of additional securities of Rare Medium, or the disposition of securities of Rare Medium; or

   o any changes in our Restated Certificate of Incorporation, Amended and Restated By-Laws or other governing instruments or other actions that could impede the acquisition of control of Rare Medium.

   As part of the Company's efforts to further reduce costs, the Company, its Controller and Treasurer have reached an agreement under which such officers' full time employment will cease as of April 15, 2003. In addition, the employment contract of the Company's Chief Executive Officer will expire on such date. We expect that our current President will also assume the role of Chief Executive Officer of the Company at that time.

3.    Procedures for Tendering Shares.

   Proper Tender of Shares. For shares to be tendered properly pursuant to the offer:

      (1) the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer set forth below, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent's Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

      (2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

   In accordance with Instruction 4 of the Letter of Transmittal, each stockholder desiring to tender shares pursuant to the offer must indicate the number of shares being tendered.

   In addition, Odd Lot Holders who tender all of their shares must complete the section captioned "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

   Stockholders holding their shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, must contact their brokers or such other nominee in order to tender their shares. Stockholders who hold shares through nominee stockholders are urged to consult their nominees to determine whether transaction costs may apply if stockholders tender shares through the nominees and not directly to the Depositary.

   Stockholders may tender shares subject to the condition that a specified minimum number of shares (including all) or none be purchased. Any stockholder desiring to make such a conditional tender should so indicate in the box captioned "Conditional Tender" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. It is the tendering stockholder's responsibility to determine the minimum number of shares to be purchased. STOCKHOLDERS SHOULD CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS WITH RESPECT TO THE EFFECT OF PRORATION OF THE OFFER AND THE ADVISABILITY OF MAKING A CONDITIONAL TENDER. See Section 14.

   Signature Guarantees and Method of Delivery. No signature guarantee is required if:

      (1) the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, will include any participant in The Depository Trust Company ("DTC") whose name appears on a security position listing as the owner of the shares) tendered and the holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or

      (2) shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or an "eligible guarantor institution," as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal.

   If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, signed in either case exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

   In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of the book-entry transfer of the shares into the Depositary's account at DTC, as described above), a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent's Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

   The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   Book-Entry Delivery. The Depositary will establish an account with respect to the shares for purposes of the offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC's system may make book-entry delivery of the shares by causing DTC to transfer shares into the Depositary's account in accordance with DTC's procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary's account at DTC, either (1) a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, with any required signature guarantees, or an Agent's Message, and any other required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

   The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the DTC participant tendering shares that such DTC participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Rare Medium may enforce such agreement against the DTC participant.

   Guaranteed Delivery. If a stockholder desires to tender shares pursuant to the offer and the stockholder's share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, the shares still may be tendered, if all of the following conditions are satisfied:

      (1)     the tender is made by or through an Eligible Institution;

      (2) the Depositary receives by hand, mail, overnight courier, or facsimile transmission, on or before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form Rare Medium has provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

      (3) the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the Depositary's account at DTC), together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, or an Agent's Message in the case of a book-entry transfer, and any required signature guarantees and other documents required by the Letter of Transmittal, are received by the Depositary within three business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

   Return of Unpurchased Shares. If any tendered shares are not purchased, or if less than all shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased shares will be returned as promptly as practicable after the expiration or termination of the offer or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.

   U.S. Federal Income Tax Backup Withholding. Under U.S. federal income tax laws, the Depositary will be required to withhold a portion of the amount of the purchase price paid to certain stockholders pursuant to the offer. To avoid such backup withholding, each such stockholder must provide the Depositary with such stockholder's taxpayer identification number and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal (and the appropriate Internal Revenue Service ("IRS") Form W-8, if the tendering stockholder or other payee is a Non-U.S. Holder). See Instruction 12 of the Letter of Transmittal.

   Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the purchase price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by Rare Medium, in its reasonable discretion, and its determination will be final and binding on all parties. Rare Medium reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. Rare Medium also reserves the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and the Company's interpretation of the terms of the offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by Rare Medium. Rare Medium will not be liable for failure to waive any condition of the offer, or any defect or irregularity in any tender of shares. None of Rare Medium, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any notice.

   Tendering Stockholder's Representation and Warranty; Rare Medium's Acceptance Constitutes an Agreement. A tender of shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the offer, as well as the tendering stockholder's representation and warranty to Rare Medium that (1) the stockholder has a "net long position," within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, in the shares or equivalent securities at least equal to the shares being tendered, and (2) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares tendered or (b) other securities convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise and (2) will deliver or cause to be delivered the shares in accordance with the terms of the offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Rare Medium's acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering stockholder and Rare Medium upon the terms and conditions of the offer.

   Lost or Destroyed Certificates. If any certificate representing shares has been lost, destroyed or stolen, the stockholder should promptly notify the Depositary. The stockholder will then be instructed as to the steps that must be taken in order to replace the certificate. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed. Stockholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation.

   Certificates for shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to Rare Medium or the Information Agent. Any certificates delivered to Rare Medium or the Information Agent will not be forwarded to the Depositary and will not be deemed to be properly tendered.

4.    Withdrawal Rights.

   Shares tendered pursuant to the offer may be withdrawn at any time before the Expiration Date. In addition, unless Rare Medium has already accepted your tendered shares for payment, you may withdraw your tendered shares at any time after May 7, 2003. Except as otherwise provided in this Section 4, tenders of shares pursuant to the offer are irrevocable.

   For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic, telex or facsimile transmission form and must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered for the account of an Eligible Institution). If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC's procedures. All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by Rare Medium, in its reasonable discretion, which determination will be final and binding on all parties. None of Rare Medium, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any notice.

   Withdrawals may not be rescinded, and any shares properly withdrawn will be deemed not properly tendered for purposes of the offer. However, withdrawn shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

   If Rare Medium extends the offer, is delayed in its purchase of shares or is unable to purchase shares pursuant to the offer for any reason, then, without prejudice to the Company's rights under the offer, the Depositary may, subject to applicable law, retain tendered shares on behalf of Rare Medium, and the shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5. Purchase of Shares and Payment of Purchase Price.

   As promptly as practicable following the Expiration Date, Rare Medium will accept for payment and pay for (and thereby purchase) up to 2,500,000 shares (or such greater number of shares as the Company may elect to purchase in compliance with Section 15) properly tendered and not properly withdrawn before the Expiration Date. For purposes of the offer, Rare Medium will be deemed to have accepted for payment (and therefore purchased), subject to the "odd lot" priority, proration and conditional tender provisions of the offer, shares that are properly tendered and not properly withdrawn only when, as and if it gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the offer.

   Rare Medium will accept for payment and pay the $1.00 per share purchase price for all of the shares accepted for payment pursuant to the offer as soon as practicable after the Expiration Date. In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made promptly, subject to possible delay due to expected proration, but only after timely receipt by the Depositary of certificates for shares, or of a timely Book-Entry Confirmation of shares into the Depositary's account at DTC, and a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, and any other required documents.

   Rare Medium will pay for shares purchased pursuant to the offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Rare Medium and transmitting payment to the tendering stockholders.

   In the event of proration, Rare Medium will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, Rare Medium does not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven business days after the Expiration Date. Certificates for all shares tendered and not purchased due to proration or conditional tenders, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the shares, to the tendering stockholder at Rare Medium's expense as promptly as practicable after the Expiration Date or termination of the offer without expense to the tendering stockholders. Under no circumstances will Rare Medium pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, Rare Medium may not be obligated to purchase shares pursuant to the offer. See Section 7.

   Rare Medium will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased pursuant to the offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 6 of the Letter of Transmittal.

   Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (and the appropriate IRS Form W-8, if the tendering stockholder or other payee is a Non-U.S. Holder), may be subject to required U.S. federal income tax backup withholding of 30% of the gross proceeds paid to the stockholder or other payee pursuant to the offer. See Section 3. With respect to a stockholder that is a Non-U.S. Holder, to the extent that, in the Company's reasonable estimation, the cash received by such holder pursuant to the offer will not be treated as a dividend for U.S. federal income tax purposes, the Company does not intend to withhold any amount from the gross proceeds paid to such holder, provided that it receives the requisite certification. See Section 14. Non-U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

6.    Conditional Tender of Shares.

   Subject to the exceptions for Odd Lot Holders described in Section 1, if the offer is over subscribed, Rare Medium will prorate the number of shares purchased pursuant to the offer. As discussed in Section 14, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder's decision whether to tender. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder's shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned "Conditional Tender" in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. Each stockholder is urged to consult with his or her own tax advisor.

   Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are purchased. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder (tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery) below the minimum number specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery and regarded as withdrawn as a result of proration will be returned as promptly as practicable after the Expiration Date.

   If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 2,500,000 (or such greater number of shares as the Company may elect to purchase in compliance with Section 15) then, to the extent feasible, Rare Medium will select enough of the conditional tenders that would otherwise have been withdrawn to permit Rare Medium to purchase 2,500,000 shares (or such greater number of shares as the Company may elect to purchase in compliance with
Section 15). In selecting among the conditional tenders, Rare Medium will select by lot treating all tenders by a particular taxpayer as a single lot and will limit its purchase in each case to the designated minimum of shares to be purchased.

7.    Conditions of the Offer.

   Notwithstanding any other provision of the offer, Rare Medium will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the offer and before the Expiration Date any of the following events have occurred (or have been determined by Rare Medium to have occurred) that, in the Company's reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by Rare Medium), makes it inadvisable to proceed with the offer or with acceptance for payment:

   o there has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

      (1) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the offer, the acquisition of some or all of the shares pursuant to the offer or otherwise relates in any manner to the offer; or

      (2) in Rare Medium's reasonable judgment, could materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the offer to Rare Medium;

   o there has been any action threatened, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or Rare Medium or any of its subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in Rare Medium's reasonable judgment, could directly or indirectly:

      (1) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the offer;

      (2) delay or restrict the ability of Rare Medium, or render the Company unable, to accept for payment or pay for some or all of the shares;

      (3) materially impair the contemplated benefits of the offer to Rare Medium; or

      (4) materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of Rare Medium and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the offer to Rare Medium;

   o  there has occurred any of the following:

      (1) any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

      (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

      (3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States;

      (4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in Rare Medium's reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

      (5) any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in the reasonable judgment of Rare Medium, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the shares or on the proposed financing of the offer; or

      (6) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

   o a tender or exchange offer for any or all of the shares (other than the offer), or any merger, acquisition, business combination or other similar transaction with or involving Rare Medium or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed; or

   o Rare Medium determines that the consummation of the offer and the purchase of the shares may cause the shares to be eligible for deregistration under the Exchange Act.

   The conditions referred to above are for the sole benefit of Rare Medium and may be asserted by the Company regardless of the circumstances (including any action or omission to act by Rare Medium) giving rise to any condition, and may be waived by Rare Medium, in whole or in part, at any time and from time to time in its reasonable discretion. The Company's failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if Rare Medium waives any of the conditions described above, it may be required to extend the Expiration Date. Any determination by Rare Medium concerning the events described above will be final and binding on all parties.

8.    Price Range of Shares.

   There is no established public trading market for the Common Stock. On December 23, 2002, the Common Stock was delisted from trading on the Nasdaq/NMS. Since that time, the shares of Common Stock have traded in interdealer and over-the-counter transactions and price quotations have been available in the "pink sheets" under the symbol "RRRR." Since January 30, 2003, price quotations also have been available on the OTCBB. The range of sale prices for the Common Stock as reported by the Pink Sheets LLC at www.pinksheets.com since December 23, 2002 and the OTCBB since January 30, 2003 through March 12, 2003 ranged from a high of $1.25 per share on January 13, 2003 to a low of $0.05 per share on December 27, 2002. Although the foregoing prices have been obtained from sources believed to be reliable, no assurances can be given with respect to the accuracy of such prices or as to whether other prices higher or lower than those set forth above have been quoted. In addition, such prices reflect interdealer prices, which may not include retail mark-up, mark down or commission and may not necessarily represent actual transactions.

   The following table sets forth, for the fiscal quarters indicated, (i) the high and low sale prices per share as reported on the Nasdaq/NMS where the Company's stock traded prior to the December 23, 2002 delisting by the Nasdaq and (ii) the high and low sale prices per share as reported by the Pink Sheets LLC at www.pinksheets.com on and after December 23, 2002 and the OTCBB on and after January 30, 2003:

                                               High      Low
                                               ----      ---
       Nasdaq
         Year ended December 31, 2001
          First quarter..................     $41.56 $11.88
          Second quarter.................      20.80   3.70
          Third quarter..................       5.40   0.80
          Fourth quarter.................       9.60   0.90
         Year ended December 31, 2002
          First quarter..................     $ 8.00 $ 2.10
          Second quarter.................       4.00   1.30
          Third quarter..................       2.10   0.85
          Fourth quarter (through December
          20, 2002)......................       1.36   0.64
       Pink Sheets
         Year ended December 31, 2002
          Fourth quarter (December 23 to
          December 31, 2002).............     $ 1.05 $ 0.05
         Year ending December 31, 2003
          First quarter (January 2 to March
          12, 2003.......................     $ 1.25 $ 0.05

   On March 12, 2003, the most recent practicable day during which the Common Stock was traded before the announcement and the commencement of the offer, the best bid price and last sale price of the shares as reported by the Pink Sheets LLC at www.pinksheets.com and the OTCBB at www.otcbb.com were $0.55 per share and $0.64 per share, respectively. WE URGE STOCKHOLDERS TO OBTAIN PRESENT MARKET QUOTATIONS FOR THE SHARES.

9.    Source and Amount of Funds.

   We expect to fund the offer entirely with cash on hand.

   Assuming Rare Medium purchases 2,500,000 shares pursuant to the offer at the purchase price of $1.00 per share, Rare Medium expects the maximum aggregate cost, including all fees and expenses applicable to the offer, to be approximately $2.7 million, principally comprised of the aggregate purchase price of the shares in the offer, as well as legal, printing and mailing costs.

10. Certain Information Concerning Rare Medium.

                                  The Company

Overview

   We conduct our business through our subsidiaries. Through our 80% owned MSV Investors, LLC subsidiary ("MSV Investors Subsidiary"), we are a participant in the Mobile Satellite Venture, L.P. joint venture ("MSV Joint Venture"), a joint venture that also includes TMI Communications, Inc. ("TMI"), Motient Corporation ("Motient"), and certain other investors (collectively, the "Other MSV Investors"). The MSV Joint Venture is currently a provider of mobile digital voice and data communications services via satellite in North America. We are an active participant in the MSV Joint Venture and have designated three members of the 12-member board of directors of the MSV Joint Venture's corporate general partner. In addition, in May 2002, we became affiliated with Miraxis, LLC ("Miraxis"), a development stage company that has access to a Ka-band license with which it intends to provide satellite based multi-channel, broadband data and video services in North America.

   On February 10, 2003, the FCC released an order (the "ATC Order") relating to an application submitted by the MSV Joint Venture and certain of its competitors that could greatly expand the scope of the MSV Joint Venture's business by permitting the incorporation of ancillary terrestrial base stations (which we refer to as an "ancillary terrestrial component" or "ATC") into its mobile satellite network. A similar application is pending before Industry Canada, the FCC's counterpart in Canada. The MSV Joint Venture cannot expand its mobile satellite services ("MSS") business using ATC base stations into Canada until this application pending before Industry Canada is approved. With the FCC's issuance of the ATC Order alone, however, we expect the MSV Joint Venture to enter a new stage of development which will require significant future funding requirements and/or need for one or more strategic partners.

   Our current operations consist of actively participating in the MSV Joint Venture, directing the operations of Miraxis and seeking other complementary business opportunities. Our principal assets consist of our interest in the MSV Joint Venture, a promissory note from Motient, our interest in Miraxis, our remaining investments in our venture portfolio companies and cash, cash equivalents and short-term investments.

   As part of our regular on-going evaluation of business opportunities, we are currently engaged in a number of separate and unrelated preliminary discussions concerning possible joint ventures and other transactions (collectively, the "Transactions"). We are in the early stages of such discussions and have not entered into any binding agreement with respect to any of the Transactions. The Company and certain third-parties (together with the Company, the "LLC") are currently in discussions regarding a potential Transaction whereby the LLC is expected to make a bid to acquire either a controlling interest in Globalstar, L.P., a Delaware limited partnership ("Globalstar"), or substantially all of Globalstar's assets. Globalstar is engaged in the satellite communications business and is currently operating as a debtor-in-possession under the protections of Chapter 11 of the U.S. Bankruptcy Code. Definitive terms have not currently been reached among members of the LLC, though the Company does not expect that it will have a controlling interest in the LLC. Any potential bid submitted by the LLC would be in accordance with an auction process approved by the bankruptcy court. Should the LLC be selected as the winning bidder at the auction, the bid would also be subject to the bankruptcy court's approval. The Company does not expect that its Globalstar investment would exceed $10.0 million.

   Prior to consummating any Transaction, we will have to, among other things, initiate and satisfactorily complete a due diligence investigation, negotiate the financial and other terms (including price) and conditions of such Transaction, obtain appropriate board of directors', regulatory and other necessary consents and approvals and secure financing, to the extent deemed necessary. We cannot predict if any such Transaction will be consummated or, if consummated, will result in a financial or other benefit to us.

   From 1998 through the third quarter of 2001, our principal business was conducted through Rare Medium, Inc., which developed Internet e-commerce strategies, business processes, marketing communications, branding strategies and interactive content using Internet-based technologies and solutions. As a result of the weakening of general economic conditions that caused many companies to reduce spending on Internet-focused business solutions and in light of their performance and prospects, a decision to discontinue Rare Medium, Inc.'s operations, along with those of its LiveMarket subsidiary, was made at the end of the third quarter of 2001.

   From 1999 through the first quarter of 2001, we made venture investments by taking strategic minority equity positions in other independently managed companies. Additionally, during that period, we developed, managed and operated companies in selected Internet-focused market segments ("Start-up Companies"). During the first quarter of 2001, we reduced our focus on these businesses and substantially ceased providing funding to our Start-up Companies. Additionally, we sold a majority of our equity interest in the operations of three of our Start-up Companies: ChangeMusic and ePrize in April 2001 and Regards.com in December 2001.

   We were incorporated in Delaware in 1985 as ICC Technologies, Inc. The address of our principal executive offices is 19 West 44th Street, Suite 507, New York, New York 10036. Our telephone number at such offices is (212) 730-7540.

MSV Joint Venture's Business

   Formation and Structure of MSV Joint Venture. The MSV Joint Venture was originally formed in June 2000 as a subsidiary of Motient. In November 2001, following the receipt of regulatory and other governmental approvals, including approvals under the Hart-Scott-Rodino Antitrust Improvements Act, by the FCC and by Canadian regulatory authorities, Motient combined its existing satellite assets and authorizations, with certain assets and authorizations of the satellite communications business of TMI, a subsidiary of Bell Canada Enterprises, and these assets and authorizations were contributed to the MSV Joint Venture. The assets and authorizations of the satellite business formerly owned by Motient that were contributed to the MSV Joint Venture included a satellite with coverage of most of North America and its surrounding waters and the associated existing FCC licenses and authorizations. The assets and authorizations of the satellite business contributed to the MSV Joint Venture by TMI included a second satellite (technologically identical to the satellite contributed to the MSV Joint Venture by Motient) with similar geographic coverage, as well as the associated Canadian satellite licenses and authorizations.

   Following the approvals described above and consistent with the terms of an agreement that we entered into in October 2001 with the MSV Joint Venture and certain other investors (the "MSV Joint Venture Agreement"), on November 26, 2001, through our MSV Investors Subsidiary, we purchased a $50.0 million interest in the MSV Joint Venture in the form of a convertible note. Immediately prior to the purchase of the convertible note, we contributed $40.0 million to the MSV Investors Subsidiary and a group of unaffiliated third parties collectively contributed $10.0 million. The note bears interest at a rate of 10% per year, has a maturity date of November 26, 2006, and is convertible at any time at our option into equity interests in the MSV Joint Venture.

   On August 13, 2002, the MSV Joint Venture completed a rights offering allowing its investors to purchase their pro rata share of an aggregate of $3.0 million worth of newly issued convertible notes with terms similar to the convertible note already held by our MSV Investors Subsidiary. Our MSV Investors Subsidiary exercised its basic and over subscription rights and purchased approximately $1.1 million of these additional convertible notes thereby increasing its interests to 30.9% on an as converted basis.

   Currently, the approximate ownership of the MSV Joint Venture's equity interests, assuming conversion of all convertible notes, is as follows: our MSV Investors Subsidiary, 30.9%; TMI, 25.9%; Motient, 33.3%; and the Other MSV Investors, 9.9%. We are under no obligation to make any further investment in our MSV Investors Subsidiary or in the MSV Joint Venture, but we may have the opportunity to do so in the future.

   MSV Joint Venture's Current Business. The MSV Joint Venture is currently a provider of mobile digital voice and data communications services via satellite in North America.

   Satellite Voice and Data Services. The MSV Joint Venture's satellite phone service supports two-way circuit-switched voice, facsimile and data communication services. The MSV Joint Venture markets satellite telephone and data services to businesses that have nationwide coverage requirements, particularly those operating in geographic areas that lack significant terrestrial coverage, such as natural resource companies, utilities and telecommunications companies that require backup and restorable support, and public safety organizations.

   Satellite Dispatch Service. The MSV Joint Venture's satellite dispatch service allows voice communications among users in a customer-defined group using a push-to-talk device. This service facilitates team-based, contingency-driven operations of groups over wide and/or remote areas. The MSV Joint Venture's targeted customer groups for satellite dispatch service include oil and gas pipeline companies, utilities and telecommunications companies with outside maintenance fleets, state and local public safety organizations, and public service organizations who need to seamlessly link resources on a nationwide basis.

   MSV Joint Venture's Strategy. The MSV Joint Venture plans, subject to the receipt of further regulatory and governmental approvals and authorizations, including certain FCC authorizations and certain approvals by Canadian regulatory authorities, to develop, build and operate a next-generation satellite system complemented by an ancillary terrestrial component. Incorporation of ATC into the MSV Joint Venture's service offering will require significant planning and capital. While a decision on a specific development plan has not yet been made, such a plan will require compliance with the parameters set forth by the ATC Order as described below and other regulatory orders. In addition, development plans will entail, at a minimum, finalizing technical specifications for satellites, handsets and signal repeater equipment and selecting manufacturers for these components. Moreover, manufacturing, supply, launch and installation contracts will need to be negotiated and executed, and final development of network protocols and software will need to be completed.

   In addition to development and launch of a next-generation satellite system, build out of an ATC-enhanced network will require installation of a network of ground repeaters in any given metropolitan area to enable in-building signal penetration. Because of the time and expense required to acquire and incorporate these components, it is anticipated that an ATC will be phased in over time in various metropolitan areas. The FCC also requires geostationary orbit satellite systems like the MSV Joint Venture's to maintain a spare satellite on the ground.

   FCC's ATC Order. On February 10, 2003, the FCC released the ATC Order, which could greatly expand the scope of the MSV Joint Venture's business by permitting the incorporation of an ATC into its mobile satellite network. In the ATC Order, the FCC determined that it would serve the public interest to permit MSS providers to incorporate an ATC into their satellite systems in three frequency bands: Big LEO (where Globalstar and Iridium operate), L-band (where the MSV Joint Venture and Inmarsat operate) and S-band (where ICO, Celsat, Boeing, and Iridium are licensed). Specifically, the ATC Order allows MSS operators to seek authority to integrate an ATC into their satellite networks for the purpose of enhancing their ability to offer high-quality, affordable mobile services on land, in the air and over oceans without using any additional spectrum resources beyond spectrum already allocated and authorized by the FCC for MSS in these bands. A similar application by the MSV Joint Venture is pending before Industry Canada. The MSV Joint Venture cannot begin offering MSS with an ATC in Canada until that application is approved.

   The FCC's authorization of ATC for these MSS bands is subject to conditions that are designed to ensure the integrity of the underlying MSS offering and to prevent these services from becoming stand-alone terrestrial offerings. Specifically, to include ATC in their satellite systems, the FCC required that the MSV Joint Venture and other MSS operators must:

   o  launch (or have launched) and operate their own satellite facilities;

   o  provide substantial satellite service to the public;

   o demonstrate compliance with geographic and temporal satellite coverage requirements;

   o demonstrate that the satellite system's ATC will operate only within the licensee's "core" MSS spectrum;

   o limit ATC operations only to the satellite system's authorized footprint;

   o  provide an integrated MSS and ATC service;

   o  not offer a terrestrial only service to consumers; and

   o obtain handset certification for MSS ATC devices under the equipment authorization process in accordance with FCC rules.

   Accordingly, ATC operations of the MSV Joint Venture or other MSS providers will not be permitted until such licensee has filed an application with the FCC demonstrating compliance with these requirements. Once the FCC approves such an application, terrestrial operations may commence.

   Although the FCC has stated that it does not intend to put applications for ATC authority out for public comment, it has expressly retained the discretion to do so where significant public policy issues are raised. If the FCC places the MSV Joint Venture's ATC application out for public comment, such action could significantly delay the grant of ATC to the MSV Joint Venture.

   If the FCC approves an ATC application from the MSV Joint Venture, the MSV Joint Venture will be permitted to reuse its satellite spectrum terrestrially, allowing the MSV Joint Venture's customers to use handsets, including phones, capable of operating inside of buildings and throughout urban environments, which is currently not possible due to terrain blockage from buildings and other urban structures that interrupt the satellite signal's path. Terrestrial wireless providers strenuously opposed the FCC's proposal to grant ATC, claiming, among other things, that the spectrum held by the MSS licensees is worth billions of dollars if authorized for exclusive terrestrial wireless use and, therefore, should be auctioned. Many of these same terrestrial wireless providers have vowed to appeal the ATC Order, which could result in changes to the terms of the ATC Order that are unfavorable to the MSV Joint Venture or completely preclude the incorporation of an ATC in MSS networks.

   Given that the ATC Order has authorized licensees in three satellite bands to incorporate an ATC into their satellite networks, the MSV Joint Venture may face competition in the provision of mobile satellite service using an ATC from Big LEO and S-band licensees. Moreover, like the MSV Joint Venture, Inmarsat offers mobile satellite service in the U.S. using the L-band spectrum. Although Inmarsat has vigorously opposed the grant of ATC in the L-band - claiming it would cause unacceptable interference to its satellites - Inmarsat may reconsider its position now that ATC has been authorized and seek approval to incorporate an ATC into its satellite service in the U.S., which could further increase competition in the provision of satellite services incorporating an ATC.

   Furthermore, if any of the competitors of the MSV Joint Venture receive approval for their ATC applications prior to the MSV Joint Venture or if the FCC grants more extensive or more favorable approvals to these potential competitors, the MSV Joint Venture's ability to implement its business strategy and compete effectively could also be harmed. In order to address the interference concerns in the L-band raised by Inmarsat, the FCC placed a limit on the number of terrestrial base stations that the MSV Joint Venture may implement per any given 200 kHz channel of bandwidth. Moreover, the MSV Joint Venture, like all MSS licensees incorporating an ATC, is precluded from causing harmful interference to other services. If the MSV Joint Venture is unable to implement an ATC due to the restriction on the number of base stations or because it causes harmful interference to other services, the MSV Joint Venture's business will be severely limited and the value of our interest in the MSV Joint Venture will be significantly impaired.

   If the FCC authorizes the MSV Joint Venture to implement an ATC, the value of our stake in the MSV Joint Venture could significantly increase; however, even with ATC authority, the ability of the MSV Joint Venture to succeed is subject to significant risks and uncertainties, including the ability of the MSV Joint Venture to raise the capital necessary for the implementation of the next generation satellite system and the widespread implementation of an ATC or to identify and reach an agreement with one or more strategic partners. Additional risks include the ability of the MSV Joint Venture to attract and retain customers, as well as increased potential competition from other satellite and wireless service providers.

   Additional FCC Actions Impacting the MSV Joint Venture. Along with issuing the ATC Order granting ATC to MSS license holders in the Big LEO bands, the L-band and the S-band, the FCC recently issued a series of orders voiding the licenses of four of the eight S-band license holders, including the license of an affiliate of the MSV Joint Venture. The MSV Joint Venture has the economic rights, through a subsidiary, with respect to this license. If the license remains voided, the MSV Joint Venture will be unable to secure any economic benefit from this license. The affiliate is expected to appeal this determination.

   Conditional Investment By the Other MSV Investors. Pursuant to the MSV Joint Venture Agreement that we executed with our joint venture partners in October 2001, in the event that the MSV Joint Venture receives final regulatory approval from the FCC by March 31, 2003 for its ATC applications, as those terms are defined in the MSV Joint Venture Agreement, the Other MSV Investors are obligated to invest an additional $50.0 million in the MSV Joint Venture. Thereafter, the convertible notes held by our MSV Investors Subsidiary will automatically convert into equity interests and the approximate ownership of the MSV Joint Venture's equity interest would be as follows: our MSV Investors Subsidiary, 23.7%; TMI, 19.9%; Motient, 25.6%; and the Other MSV Investors, 30.8%. While the ATC Order has been issued, absent a renegotiation of the deadline for this contribution, we do not believe that the Other MSV Investors will be required to contribute the $50.0 million to the MSV Joint Venture.

Interest in Miraxis

   Miraxis is a development stage company which has access to a Ka-band license with which it intends to provide satellite based multi-channel, broadband data and video services in North America. On May 28, 2002, we acquired series B preferred shares and a warrant from Miraxis for approximately $0.4 million, representing an ownership of approximately 30%. We appoint two of the seven directors of the manager of Miraxis. Additionally, we entered into a management support agreement with Miraxis under which our President and Chief Operating Officer is providing certain services to Miraxis in exchange for additional equity interests being issued to us. Further, on December 20, 2002, we acquired series C preferred shares and certain options and warrants form Miraxis for approximately $0.1 million, increasing the our ownership interest to 39%. In addition, we recently contracted for Miraxis to provide the Company with approximately $40,000 of consulting services.

Notes Receivable from Motient

   On April 2, 2001, we agreed to purchase from Motient 12.5% secured promissory notes, issuable in two tranches, each in the principal amount of $25.0 million. The notes were collateralized by five million shares of the common stock of XM Satellite Radio Inc. ("XM Satellite Radio") owned by Motient. The first tranche was purchased on April 4, 2001, and the second tranche was purchased on July 16, 2001. The principal of and accrued interest on the notes were payable on October 1, 2001 in either cash, shares of XM Satellite Radio, or any combination thereof at Motient's option, as set forth in the agreement. At our option, the notes were exchangeable for a number of XM Satellite Radio shares based on a formula, as set forth in the agreement.

   On October 1, 2001, and again on October 8, 2001, we extended the maturity date of the notes. On October 12, 2001, in accordance with the terms of the notes, we received five million shares of XM Satellite Radio as payment for $26.2 million of the notes and accrued interest. The maturity date for the remaining balance of the Motient notes in the principal amount of approximately $26.2 million, and interest thereon, was extended for 60 days. On January 10, 2002, Motient and its subsidiaries filed for protection under Chapter 11 of the U.S. Bankruptcy Code. As part of its filing, Motient indicated that it would likely challenge our right to the $26.2 million outstanding principal balance and accrued interest thereon, as well as the delivery of the shares of XM Satellite Radio common stock as partial repayment of the aggregate $50.0 million principal amount of the notes.

   On May 1, 2002, to mitigate the risk, uncertainties and expenses associated with Motient's plan of reorganization, we cancelled the outstanding amounts due under the original promissory notes issued by Motient and accepted a new note in the principal amount of $19.0 million (the "New Motient Note") that was issued by a new wholly-owned subsidiary of Motient that owns 100% of Motient's interests in the MSV Joint Venture ("MSV Holdings Inc."). The New Motient Note is due on May 1, 2005 and bears interest at a rate of 9% per annum. Although the New Motient Note is unsecured, there are material restrictions placed on the use of MSV Holdings Inc.'s assets, and MSV Holdings Inc. is prohibited from incurring or guarantying any debt in excess of $21.0 million (including the New Motient Note). Additionally, there are events of default (e.g. a bankruptcy filing by Motient) that would accelerate the due date of the New Motient Note. As a result of the uncertainty with respect to the ultimate collection on the New Motient Note, a reserve continues to be maintained for the entire amount of the note. However, we believe that our recovery on the New Motient Note could be substantial. Furthermore, we have been conducting periodic negotiations with Motient concerning alternatives related to the New Motient Note including the exchange of such note, or a portion thereof, for an additional equity interest in the MSV Joint Venture.

Settlement of Class Action Lawsuit

   A number of class action lawsuits were filed by the holders of the Common Stock in the State of Delaware challenging the plan of merger with Motient that was ultimately terminated on October 1, 2001. On June 22, 2001, the Delaware court entered an order to consolidate all of the Delaware lawsuits for all purposes into a single class action. On April 2, 2002, the Company and the Apollo Stockholders entered into a Stipulation of Settlement (the "Settlement") with the plaintiffs relating to the class action lawsuit, which was approved at a court hearing on December 2, 2002. In connection with the Settlement, we agreed to effect a one for ten reverse stock split, to commence a rights offering and to take certain other corporate actions. Also in connection with the Settlement, we entered into an investment agreement with the Apollo Stockholders who agreed to purchase in advance of the rights offering 3,876,584 of shares of our non-voting common stock. This purchase equaled the number of shares of Common Stock that they would otherwise have been entitled to purchase in the rights offering, after giving effect to the cancellation of 20% of the outstanding warrants in connection with the Settlement. An affiliate of the Apollo Stockholders also commenced a cash tender offer for up to 1,500,291 shares of Common Stock on April 9, 2002 and acquired 474,427 shares of Common Stock pursuant to the offer.

Reverse Split of our Common Stock

   As part of the Settlement, we agreed to effect a one for ten reverse stock split in an effort to assist us in meeting the requirements of the Nasdaq, including the minimum closing bid price requirement of $1.00 per share. The one for ten reverse stock split was approved by our stockholders on July 11, 2002 and became effective on July 18, 2002. All of the share numbers and prices in this Offer to Purchase have been adjusted to give retroactive effect to the reverse stock split.

Rights Offering

   In the rights offering, we distributed to each holder of record of Common Stock, warrants and preferred stock, as of the close of business on May 16, 2002, one non-transferable right to purchase one additional share of Common Stock, for each share held, at a purchase price of $2.01 per share. The rights offering was concluded on July 16, 2002, with 9,138,105 shares of Common Stock purchased for total gross proceeds of $18.4 million and net proceeds of $17.0 million. Included in the rights offering is the advance purchase by the Apollo Stockholders of 3,876,584 shares of non-voting common stock in April 2002 as described below and an additional 5,113,628 shares of non-voting common stock purchased by the Apollo Stockholders pursuant to their over subscription privilege.

Advance Purchase by the Apollo Stockholders

   Under an investment agreement made in connection with the Settlement, the Apollo Stockholders purchased 3,876,584 shares of our non-voting common stock. This purchase equaled the number of shares of Common Stock that the Apollo Stockholders would otherwise have been entitled to purchase in the rights offering, after giving effect to the cancellation of 20% of the outstanding warrants in connection with the Settlement. In connection with the advance purchase, the Apollo Stockholders paid $2.01 per share for an aggregate gross purchase price of approximately $7.8 million.

Apollo Tender Offer

    As part of the Settlement, on April 9, 2002, an affiliate of the Apollo Stockholders commenced a cash tender offer at a price of $2.80 per share for up to 1,500,291 shares, or approximately 23% of the outstanding Common Stock (the "Apollo Tender Offer") and acquired 474,427 shares of Common Stock pursuant to the Apollo Tender Offer. In accordance with the Settlement, the $2.80 per share tender offer price equaled 105% of the average closing prices of the Common Stock for the five trading days prior to April 9, 2002. The Apollo Tender Offer expired on May 10, 2002. The Apollo Stockholders agreed that so long as any tendered shares are held by them or any of their affiliates, the Apollo Stockholders will cause all such shares held by them, which would otherwise entitle the Apollo Stockholders and their affiliates, collectively, to cast more than 29.9% of voting power of our outstanding capital stock, to be voted pro-rata with all other votes cast by holders of Common Stock. The Apollo Tender Offer was intended to provide additional liquidity for the holders of the Common Stock and, thereby, provide near term support for the market price of the Common Stock in light of the one for ten reverse stock split.

Delisting from the Nasdaq/NMS

   On December 20, 2002, the Nasdaq Listing and Hearing Review Council (the "Council") overturned the August 19, 2002 determination by the Nasdaq Listing Qualifications Panel to permit the Company to remain listed on the Nasdaq National Market. The Council expressed concern about our ability to maintain long-term compliance with Nasdaq's listing requirements and what it perceived as our lack of "tangible business operations." As a result of the delisting by the Nasdaq, since December 23, 2002, the shares of our common stock have traded in interdealer and over-the-counter transactions and price quotations have been available in the "pink sheets" under the symbol "RRRR." Since January 30, 2003, price quotations also have been available on the OTCBB. Delisting from the Nasdaq/NMS resulted in a reduction in the liquidity of our common stock. This lack of liquidity will likely also make it difficult for us to raise additional capital, if necessary. In addition, the delisting of our common stock from the Nasdaq/NMS resulted in an event of non-compliance under the provisions of our preferred stock. As we have been unable to obtain a waiver of this event of non-compliance, the Apollo Stockholders are entitled to elect a majority of the members of our Board of Directors.

Sale of XM Satellite Radio Common Stock

   During 2002, we sold our shares of XM Satellite Radio for $16.6 million and recognized a loss on the sale of $14.9 million.

             Certain Historical Financial Information

   Set forth below is summary consolidated financial information relating to the Company and its subsidiaries which has been derived from the audited financial statements for each of the years in the three year period ended December 31, 2002 contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "Annual Report"). The summary audited balance sheet data as of December 31, 2002 is also presented on a pro forma basis to give effect to the purchase of 2,500,000 shares of Common Stock in the offer, as if such event occurred as of the date of such balance sheet. The pro forma financial information presented below does not give effect to any other changes to the accounts of the Company since December 31, 2002. More comprehensive financial information is included in the Annual Report and other documents filed by the Company with the SEC. The financial information that follows is qualified in its entirety by reference to the Annual Report and other documents, including the financial statements and related notes contained therein. The Annual Report and other documents may be inspected at, and copies may be obtained from, the same places and in the manner set forth below under "Available Information."


                                                                          Years Ended December 31,
                                                                -------------------------------------------
                                                                    2000            2001           2002
                                                                ------------    -----------    ------------
                                                                     (in thousands, except share data)
     Summary Statements of Operations Data:
     Revenues................................................   $     8,284   $      1,906   $           --
     Cost of revenues........................................         6,102          1,337               --
                                                                ------------    -----------    ------------
     Gross profit............................................         2,182            569               --
     Total operating expenses................................        66,947         24,214            6,513
                                                                ------------    -----------    ------------
     Loss from operations....................................       (64,765)       (23,645)          (6,513)
     Interest income, net....................................        10,182          9,189            5,602
     Loss on investments in affiliates.......................       (11,102)       (54,633)            (385)
     Other expense, net......................................          (205)       (22,239)         (14,716)
     Minority interest......................................             --            (97)            (998)
     Income tax benefit.....................................             --             --              350
                                                                ------------    -----------    ------------
     Loss before discontinued operations.....................       (65,890)       (91,425)         (16,660)
     (Loss) gain from discontinued operations................       (62,532)      (118,919)          12,632
                                                                ------------    -----------    ------------
     Net loss................................................      (128,422)      (210,344)          (4,028)
                                                                ------------    -----------    ------------
     Cumulative dividends and accretion of convertible
         preferred stock to liquidation value................       (22,718)       (11,937)         (10,937)
                                                                ------------    -----------    ------------
     Net loss attributable to common stockholders............   $  (151,140)  $   (222,281)   $     (14,965)
                                                                ============    ===========    ============
     Basic and diluted (loss) earnings per share:
         Continued operations................................   $    (16.57)  $     (16.21)   $       (2.32)
         Discontinued operations.............................        (11.69)        (18.66)            1.06
                                                                ------------    -----------    ------------
     Net loss per share......................................   $    (28.26)  $     (34.87)   $       (1.26)
                                                                ============    ===========    ============
     Basic weighted average common shares
         outstanding.........................................     5,348,895      6,374,020       11,865,291


                                                               -             As of December 31,
                                                                ---------------------------------------------
                                                                                                 Pro Forma
                                                                    2001            2002           2002
                                                                ------------    -----------    ------------
                                                                     (in thousands, except per share data)
     Summary Balance Sheet Data:
     Cash, cash equivalents and short-term investments.......  $     16,807   $     39,492    $     36,792
     Investment in XM Satellite Radio........................        91,800             --              --
     Notes receivable, net..................................         50,486         56,823          56,823
     Investments in affiliates...............................         2,600          2,343           2,343
     Total assets............................................       163,716        100,346          97,646
     Total liabilities.......................................        24,757          7,715           7,715
     Series A convertible preferred stock, net...............        59,558         70,495          70,495
     Minority interest.......................................        10,097         11,334          11,334
     Stockholders' equity....................................        69,304         10,802           8,102

     Book value per share....................................                         0.69            0.62





                             Available Information

   We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at "www.sec.gov." In addition, you can read and copy our SEC filings made prior to December 23, 2002 at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC 20006.

                          Incorporation by Reference

   The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. Specifically, we are incorporating by reference the documents listed below, or parts thereof, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the Expiration Date:

   o  Our Annual Report on Form 10-K for the year ended December 31, 2002; and

   o Our Definitive Proxy Statement for the Annual Meeting of Stockholders held on December 17, 2002.

   You may also refer to the Issuer Tender Offer Statement on Schedule TO which we filed with the SEC in connection with the offer. The Schedule TO, including the exhibits and any amendments thereto, contains additional information and incorporates by reference additional documents which we have previously filed with the SEC.

   You may request a copy of these filings, at no cost, by writing or telephoning the Information Agent at its address and telephone number set forth below:

                              Morrow & Co., Inc.
                                445 Park Avenue
                                   5th Floor
                           New York, New York 10022
                         Call Collect: (212) 754-8000

             Banks and Brokerage Firms Please Call: (800) 654-2468

                   Stockholders Please Call: (800) 607-0088

11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

   As of February 28, 2003, Rare Medium had 7,039,758 issued and outstanding shares of Common Stock and 8,990,212 issued and outstanding shares of non-voting common stock. The 2,500,000 shares that Rare Medium is offering to purchase pursuant to the offer represent approximately 35.5% of the outstanding shares of Common Stock on February 28, 2003.

   The following table and notes thereto set forth certain information, as of February 28, 2003 (except as noted otherwise), regarding beneficial ownership of the shares of Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) certain of the Company's executive officers, (iii) each director, and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares indicated as owned by them.


                                                                                        Number of Shares of
                                                                                            Common Stock          Percentage
             Name and Address                               Position                   Beneficially Owned (1)      of Class
             ----------------                               --------                   ----------------------      --------
Glenn S. Meyers                              Chairman and Chief Executive Officer               140,000            *    (2)
Jeffrey A. Leddy                             President and Chief Operating Officer                6,250            *    (2)
Robert C. Lewis                              Senior Vice President, General Counsel              19,500            *    (2)
                                             and Secretary
Craig C. Chesser                             Senior Vice President Finance and                   17,500            * (2)(3)
                                             Treasurer
Michael A. Hultberg                          Senior Vice President and Controller                17,500            *    (2)
Jeffrey M. Killeen                           Director                                            19,167            *    (2)
William F. Stasior                           Director                                            10,000            *    (2)
Andrew D. Africk                             Director                                        13,591,564           72.0% (4)
   c/o Rare Medium Group, Inc.
   19 West 44th Street, Suite 507
   New York, New York 10036
Marc J. Rowan                                Director                                        13,591,564           72.0% (5)
   c/o Rare Medium Group, Inc.
   19 West 44th Street, Suite 507
   New York, New York 10036
Michael S. Gross                             Director                                        13,591,564           72.0% (6)
   c/o Rare Medium Group, Inc.
   19 West 44th Street, Suite 507
   New York, New York 10036
Apollo Investment Fund IV, L.P.                                                              13,584,064           72.0% (7)
   Two Manhattanville Road
   Purchase, New York 10577
All executive officers and directors as a                                                    13,836,481           72.3% (8)
group (10 persons)

__________________
* Represents beneficial ownership of less than 1%.

(1)Beneficial ownership has been determined pursuant to Rule 13d-3 under the Exchange Act.

(2)Represents options to purchase shares of Common Stock that are currently exercisable, but does not include options that become exercisable upon a change of control and upon termination of employment with the Company.

(3)Includes options to purchase 15,833 shares of Common Stock that are currently exercisable.

(4)Includes an aggregate of (i) 1,270,948 shares of Common Stock acquired through the exercise of Series 1-A warrants, (ii) 474,427 shares of Common Stock acquired in the Apollo Tender Offer, (iii) 8,990,212 shares of non-voting common stock acquired pursuant to the rights offering, and (iv) 2,848,477 shares of Common Stock issuable to Apollo Stockholders upon conversion of the Series A Preferred Stock and exercise of the Series 1-A warrants and the Series 2-A warrants owned by them. Mr. Africk is a principal of Apollo Advisors IV, L.P., which together with an affiliated investment manager, serves as the manager of each of the Apollo Stockholders. Mr. Africk disclaims beneficial ownership of such shares. Includes options to purchase 7,500 shares of Common Stock that are currently exercisable, but does not include options that become exercisable upon a change of control.

(5)Includes an aggregate of (i) 1,270,948 shares of Common Stock acquired through the exercise of Series 1-A warrants, (ii) 474,427 shares of Common Stock acquired in the Apollo Tender Offer, (iii) 8,990,212 shares of non-voting common stock acquired pursuant to the rights offering, and (iv) 2,848,477 shares of common stock issuable to Apollo Stockholders upon conversion of the Series A Preferred Stock and exercise of the Series 1-A warrants and the Series 2-A warrants owned by them. Mr. Rowan is a principal of Apollo Advisors IV, L.P., which together with an affiliated investment manager, serves as the manager of each of the Apollo Stockholders. Mr. Rowan disclaims beneficial ownership of such shares. Includes options to purchase 7,500 shares of Common Stock that are currently exercisable, but does not include options that become exercisable upon a change of control.

(6)Includes an aggregate of (i) 1,270,948 shares of Common Stock acquired through the exercise of Series 1-A warrants, (ii) 474,427 shares of Common Stock acquired in the Apollo Tender Offer, (iii) 8,990,212 shares of non-voting common stock acquired pursuant to the rights offering, and (iv) 2,848,477 shares of Common Stock issuable to Apollo Stockholders upon conversion of the Series A Preferred Stock and exercise of the Series 1-A warrants and the Series 2-A warrants owned by them. Mr. Gross is a principal of Apollo Advisors IV, L.P., which together with an affiliated investment manager, serves as the manager of each of the Apollo Stockholders. Mr. Gross disclaims beneficial ownership of such shares. Includes options to purchase 7,500 shares of Common Stock that are currently exercisable, but does not include options that become exercisable upon a change of control of the Company.

(7)Represents the aggregate of (i) 1,270,948 shares of Common Stock acquired through the exercise of Series 1-A warrants, (ii) 474,427 shares of Common Stock acquired in the Apollo Tender Offer, (iii) 8,990,212 shares of non-voting common stock acquired pursuant to the rights offering, and (iv) 2,848,477 shares of Common Stock issuable upon conversion of the aggregate of 1,118,684 shares of the Company's Series A Preferred Stock and the exercise of an aggregate of 154,301 Series 1-A warrants and 9,810,033 Series 2-A warrants held by the Apollo Stockholders. Assuming conversion of all the Series A Preferred Stock and the exercise of all the Series 1-A warrants and Series 2-A warrants held by the Apollo Stockholders, such 13,584,064 shares of Common Stock would consist of 11,725,437 shares of Common Stock beneficially owned by Apollo Investment Fund IV, L.P., 588,798 shares of Common Stock beneficially owned by Apollo Overseas Partners IV, L.P., 795,402 shares of Common Stock beneficially owned by AIF IV/RRRR LLC and 474,427 shares of Common Stock owned by AP/RM Acquisition, LLC. The holders of the Company's Series A Preferred Stock are only entitled to an aggregate of 975,000 votes with respect to the Series A Preferred Stock as of February 28, 2003, or 0.872 votes per share of Series A Preferred Stock. Messrs. Africk, Rowan and Gross, members of the Company's Board of Directors and associated with Apollo Advisors IV, L.P., disclaim beneficial ownership of the shares held by the Apollo Stockholders.

(8)Messrs. Africk, Rowan and Gross, members of the Company's Board of Directors and associated with Apollo Advisors IV, L.P., disclaim beneficial ownership of shares held by the Apollo Stockholders. See footnote numbers 4, 5 and 6 above. Includes options to purchase an aggregate of 239,083 shares of Common Stock that are currently exercisable, but does not include options that become exercisable upon a change of control.

   Except as otherwise described in this Offer to Purchase, the Issuer Tender Offer Statement on Schedule TO or as described in its most recent proxy statement, neither Rare Medium nor, to the best of Rare Medium's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any securities of Rare Medium, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

12.Effects of the Offer on the Market for Shares; Registration Under the Exchange Act.

   Rare Medium's purchase of shares pursuant to the offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of stockholders. The Common Stock is currently thinly traded. Rare Medium anticipates that there will be a sufficient number of shares outstanding following consummation of the offer such that trading should continue at levels similar to those prior to the offer. However, no assurances can be given with respect to the trading volume of the Common Stock following consummation of the offer, including whether such volume will increase in the future.

   The shares are registered under the Exchange Act, which requires, among other things, that Rare Medium furnish information to its stockholders and to the SEC and comply with the SEC's proxy rules in connection with meetings of Rare Medium's stockholders. Rare Medium believes that its purchase of shares pursuant to the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

13. Certain Legal Matters; Regulatory Approvals.

   Rare Medium is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of shares as contemplated in the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the Company's acquisition or ownership of shares as contemplated by the offer. Should any approval or other action be required, Rare Medium presently contemplates that it will seek that approval or other action. Rare Medium cannot predict whether it will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to the Company's business. Rare Medium's obligations under the offer to accept for payment and pay for shares are subject to conditions. See Section 7.

14. Certain U.S. Federal Income Tax Consequences.

   The following is a summary of certain U.S. federal income tax consequences of the offer to U.S. Holders (as defined below) whose shares are tendered and accepted for payment pursuant to the offer. Those stockholders who do not participate in the offer should not incur any U.S. federal income tax liability from the exchange. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements and judicial decisions, any changes to which could affect the tax consequences described in this Offer to Purchase (possibly on a retroactive basis). This summary assumes that shares held by stockholders are held as capital assets. It does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to other types of stockholders subject to special rules (including, without limitation, entities that are treated as partnerships for U.S. federal income tax purposes, certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, "S" corporations, expatriates, tax-exempt organizations, Non-U.S. Holders (as defined below), persons who are subject to the alternative minimum tax, persons who hold shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or persons who acquired their shares upon the exercise of stock options or otherwise as compensation). This summary also does not address the state, local, foreign or other tax consequences of participating in the offer.

   You are urged to consult your tax advisor as to the particular consequences to you of participation in the offer.

   For purposes of this discussion, "U.S. Holder" is a beneficial holder of shares that for U.S. federal income tax purposes is:

   o  a citizen or resident of the United States;

   o a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

   o an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

   o a trust the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

   A "Non-U.S. Holder" is a beneficial holder of shares other than a U.S. Holder.

   An exchange of shares for cash pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. If an exchange of shares for cash by a U.S. Holder pursuant to the offer is treated as a sale or exchange of such shares for U.S. federal income tax purposes, the holder will recognize capital gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in the shares purchased by Rare Medium. Such gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for the shares at the time of the exchange exceeds one year.

   The receipt of cash by a U.S. Holder pursuant to the offer will be treated as a sale or exchange for U.S. federal income tax purposes if the exchange:

   o is "not essentially equivalent to a dividend" with respect to the holder;

   o is a "substantially disproportionate" redemption with respect to the holder; or

   o results in a "complete termination" of the holder's stock interest in Rare Medium.

   In determining whether any of these tests has been met, a U.S. Holder must take into account not only shares it actually owns, but also shares it constructively owns within the meaning of section 318 of the Code (including shares that may be acquired through options that it owns).

   The receipt of cash by a U.S. Holder pursuant to the offer will be treated as "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the U.S. Holder's stock interest in Rare Medium. Whether such receipt of cash will result in a meaningful reduction of the U.S. Holder's proportionate interest will depend on the U.S. Holder's particular facts and circumstances. If, as a result of an exchange of shares for cash pursuant to the offer, a U.S. Holder whose relative stock interest in Rare Medium is minimal (e.g., less than 1%) and who exercises no control over corporate affairs suffers any reduction in its proportionate interest in Rare Medium (including any ownership of shares constructively owned), the holder should generally be regarded as having suffered a meaningful reduction in its interest in Rare Medium.

   Satisfaction of the "complete termination" and "substantially disproportionate" exceptions is dependent upon compliance with the respective objective tests set forth in section 302(b)(2) and section 302(b)(3) of the Code. The receipt of cash by a U.S. Holder pursuant to the offer will result in a "complete termination" if either (1) all of the shares actually and constructively owned by the U.S. Holder are exchanged for cash pursuant to the offer or (2) all of the shares actually owned by the U.S. Holder are exchanged for cash pursuant to the offer and the U.S. Holder effectively waives the attribution of shares constructively owned by the U.S. Holder in accordance with the procedures described in section 302(c)(2) of the Code. The receipt of cash by a U.S. Holder pursuant to the offer will be "substantially disproportionate" if the percentage of the outstanding voting stock of Rare Medium actually and constructively owned by the U.S. Holder immediately following the exchange is less than 80% of the percentage of the outstanding voting stock of Rare Medium actually and constructively owned by the U.S. Holder immediately before the exchange, and immediately following the exchange, the U.S. Holder actually and constructively owns less than 50% of the total combined voting power of Rare Medium.

   If a U.S. Holder's exchange of shares for cash pursuant to the offer does not constitute a sale or exchange for U.S. federal income tax purposes, the receipt of cash by such holder pursuant to the offer will be treated as a distribution, and the holder's tax basis in the shares exchanged generally will be added to any shares retained by the holder. The distribution will be treated as a dividend, taxable as ordinary income, to the extent of Rare Medium's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of the distribution exceeds Rare Medium's current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the holder's tax basis in its shares, and any remaining portion will be taxable as capital gain. Any such capital gain will be long-term capital gain if the U.S. Holder's holding period for the shares at the time of the exchange exceeds one year. The Company does not believe that it has any accumulated earnings and profits as of January 1, 2003. It is currently unclear whether the Company will have earnings and profits for the tax year ending December 31, 2003. In the event that the receipt of cash pursuant to the offer is treated as a dividend, in whole or in part, a proposal by the Bush Administration in its 2003 economic growth and job creation plan (the "Proposal") could exempt all or a part of the dividend received by certain U.S. Holders from U.S. federal income taxation. The Company cannot predict the effect of the Proposal on holders who exchange shares for cash pursuant to the offer, as it is unclear whether and in what form the Proposal will be enacted and whether it will have retroactive effect.

   Treasury Regulations on Reportable Transactions. Treasury regulations were recently issued which generally require each taxpayer that participates in a "reportable transaction" on or after February 28, 2003 to disclose its participation on its tax return for each taxable year for which the taxpayer participates in the transaction and, if the transaction results in a loss that is carried back to a prior taxable year, for each taxable year in which the taxpayer carries back the loss. In addition, a copy of the disclosure statement must be sent to the Office of Tax Shelter Analysis at the same time that it is first filed with the taxpayer's tax return. Under the regulations, the receipt of cash by a U.S. Holder pursuant to the offer could be treated as a reportable transaction in certain circumstances. U.S. Holders should consult their tax advisors concerning any possible disclosure obligations arising from the offer.

   The tax discussion set forth above is included for general information only and is not tax advice. You are urged to consult your tax advisor to determine the particular tax consequences to you of the offer, including the applicability and effect of state, local, foreign and other tax laws.

15. Extension of the Offer; Termination; Amendment.

   Rare Medium expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 have occurred or are deemed by Rare Medium to have occurred, to extend the period of time the offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. Rare Medium also expressly reserves the right, in its sole discretion, to terminate the offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. The Company's reservation of the right to delay payment for shares which it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that Rare Medium must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, Rare Medium further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 have occurred or are deemed by Rare Medium to have occurred, to amend the offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer). Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which Rare Medium may choose to make a public announcement, except as required by applicable law, Rare Medium will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service.

   If Rare Medium materially changes the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, Rare Medium will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

      (1) Rare Medium increases or decreases the price to be paid for shares or increases or decreases the number of shares being sought in the offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares of Common Stock, and

      (2) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, then in each case the offer will be extended until the expiration of the period of ten business days. For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

16.     Fees and Expenses.

   Rare Medium has retained Morrow & Co., Inc., to act as Information Agent and American Stock Transfer & Trust Company to act as Depositary in connection with the offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by Rare Medium for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including liabilities under the federal securities laws.

   Rare Medium will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent) for soliciting tenders of shares pursuant to the offer. Stockholders holding shares through brokers, dealers and other nominee stockholders are urged to consult the brokers, dealers and other nominee stockholders to determine whether transaction costs may apply if stockholders tender shares through the brokers, dealers and other nominee stockholders and not directly to the Depositary. Rare Medium will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Rare Medium, the Information Agent or the Depositary for purposes of the offer. Rare Medium will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in Instruction 6 in the Letter of Transmittal.

17.   Miscellaneous.

   Rare Medium is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If Rare Medium becomes aware of any jurisdiction where the making of the offer or the acceptance of shares pursuant to the offer is not in compliance with any valid applicable law, Rare Medium will make a good faith effort to comply with the applicable law. If, after a good faith effort, Rare Medium cannot comply with the applicable law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of shares residing in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on Rare Medium's behalf by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

   Pursuant to Rule 13e-4 promulgated under the Exchange Act, Rare Medium has filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information relating to the offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in
Section 10 with respect to information concerning Rare Medium.

   You should rely only on the information contained in this document or to which we have referred you. Rare Medium has not authorized anyone to provide you with information or make any representation on behalf of Rare Medium in connection with the offer other than those contained in this Offer to Purchase, the related Letter of Transmittal or in the other documents that constitute a part of the offer. If given or made, you should not rely on that information or representation as having been authorized by Rare Medium.


Rare Medium Group, Inc.


March 13, 2003

   Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for shares of Common Stock and any other required documents should be sent or delivered by each stockholder of Rare Medium Group, Inc. or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                       The Depositary for the Offer is:

                    American Stock Transfer & Trust Company

         By Mail:                          By Hand or Overnight Delivery:

      59 Maiden Lane                             59 Maiden Lane
 New York, New York 10038                   New York, New York 10038
      (800) 937-5449                            (800) 937-5449


                                 By Facsimile:


                       (For Eligible Institutions Only)
                                (718) 234-5001


                          For Confirmation Telephone:


                                (800) 937-5449


   You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below.

                    The Information Agent for the offer is:


                              Morrow & Co., Inc.


                                445 Park Avenue
                                   5th Floor
                           New York, New York 10022
                         Call Collect: (212) 754-8000

             Banks and Brokerage Firms Please Call: (800) 654-2468

                   Stockholders Please Call: (800) 607-0088